Exhibit 99.1

CORPORATE RELEASE	30 April 2024

Manchester United plc Announces Further Management Changes

MANCHESTER, England – (BUSINESS WIRE) –30 April 2024 – Manchester United plc (NYSE: MANU), has made two further changes to its executive leadership. By mutual consent, Patrick Stewart, interim Chief Executive Officer, and Cliff Baty, Chief Financial Officer, have decided to leave the club at the end of the season. Patrick will be replaced as CEO by Jean Claude Blanc until the arrival of Omar Berrada on July 13th. Cliff Baty will be replaced as CFO by Roger Bell.

Joel Glazer said: “I would like to thank Patrick and Cliff for their dedicated service to Manchester United and wish them well for the future. Both have been a source of invaluable advice and expertise over many years, and Patrick has served an important role as interim CEO during this transitional phase.”

Sir Jim Ratcliffe commented: “I would like to personally thank both Patrick and Cliff for their support in helping us get to know the club and making us feel welcome and I respect their decisions to now move on as we establish a new management team for the club.”

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk